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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 50618

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

FAMILY MANAGEMENT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

485 MADISON AVENUE, 19TH FLOOR
(No. And Street)

NEW YORK,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREA L. TESSLER — (212) 872-9620
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDREA L. TESSLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAMILY MANAGEMENT SECURITIES, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

MANAGING DIRECTOR & MEMBER

Title

Notary Public

RUSSELL S. KATZ
Notary Public, State of New York
No. 02KA6163233
Qualified in New York County
Commission Expires
March 19, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Family Management Securities, LLC:

We have audited the accompanying statement of financial condition of Family Management Securities, LLC (the "Company") as of December 31, 2008, and the related statements of income, changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fulvio + Associates, L.L.P.

New York, New York
February 24, 2009

FAMILY MANAGEMENT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 5,841
Receivable from clearing broker	452,938
Prepaid asset	17,290
TOTAL ASSETS	$ 476,069

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:	
Accrued expenses and other liabilities	$ 47,509
Due to affiliate	62,988
TOTAL LIABILITIES	110,497
MEMBERS' CAPITAL:	
Members' capital	365,572
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 476,069

The accompanying notes are an integral part of these financial statements.

FAMILY MANAGEMENT SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Commission income	$ 1,995,444
12(b)-1 fees and dealer concessions	89,388
Interest income	5,256
Other income	3,946
TOTAL REVENUES	2,094,034
EXPENSES:	
Rent and utilities	80,794
Brokerage expenses	387,134
Salaries and benefits	944,766
Professional fees	43,781
Telephone and information services	34,846
Computers and technology	23,435
Insurance	39,836
License and regulatory fees	19,216
Commissions	252,212
Equipment and software	27,103
Office expense	45,591
Other expenses	21,834
TOTAL EXPENSES	1,920,548
Income before provision for income taxes	173,486
Provision for income taxes	(19,962)
NET INCOME	$ 153,524

The accompanying notes are an integral part of these financial statements.

FAMILY MANAGEMENT SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008

Members' Capital - December 31, 2007	$ 212,048
Net Income	153,524
Members' Capital - December 31, 2008	$ 365,572

The accompanying notes are an integral part of these financial statements.

FAMILY MANAGEMENT SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net Income		$ 153,524
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in receivable from clearing broker	$ (119,496)	
Decrease in prepaid expense	792	
Decrease in due to affiliate	(56,949)	
Decrease in accrued expenses and other liabilities	(255)	
Total adjustments		(175,908)
Net cash used in operating activities and Net decrease in cash		(22,384)
Cash at December 31, 2007		28,225
Cash at December 31, 2008		$ 5,841

Supplementary disclosure of cash flow information:	
Cash paid during the year for income taxes	$ 5,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Family Management Securities, LLC (the "Company") is a registered broker-dealer that introduces brokerage accounts on a fully disclosed basis to a clearing broker. The Company was formed on April 27, 1998, and, pursuant to an Agreement and Plan of Merger, authorized on December 23, 1998, the broker-dealer operations of Family Management Securities Corporation (a similarly-owned entity) was merged into the Company, effective January 1, 1999, at which time operations commenced.

Commission revenues and expenses are recorded on a trade date basis.

The Company is qualified as a Limited Liability Company for income tax purposes. The members are individually liable for the taxes on their share of the Company's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax ("UBT"). A provision for UBT income taxes has been reflected in the statement of income.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As of January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157) and has determined that it bears no material effect on the financial statements as presented.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined, and maintaining minimum statutory net capital. At December 31, 2008, the Company's net capital and excess net capital were $344,282 and $294,282, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an agreement with Family Management Corporation ("FMC"), a related company, whereby FMC provides certain administrative services and the use of certain office space in connection with the Company's operations.

In exchange for these services and office space, the Company is billed a representative allocation of direct expenses based on square footage, human resources and other related factors.

NOTE 4 - CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company introduces its customers' transactions to its clearing broker with whom it has a correspondent relationship for execution, clearance, and depository operations in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for certain losses that the clearing broker may sustain. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk of potential loss.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the counterparty, primarily broker-dealers, banks and other financial institutions, with which it conducts business.

As of December 31, 2008, there were no material customer accounts having unsecured debit balances that presented any risk.

SUPPLEMENTAL INFORMATION

FAMILY MANAGEMENT SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008

Credits:	
Total members' capital	$ 365,572
Debits:	
Non-allowable assets	(17,290)
Excess fidelity bond deductible charge	(4,000)
Total debits	(21,290)
Net capital before haircuts	344,282
Haircuts	-
Net capital	344,282
Minimum net capital requirement (the greater of 50,000 or 6.67% of aggregate indebtedness)	50,000
Excess net capital	$ 294,282
Aggregate indebtedness:	
Accrued expenses and other liabilities	$ 47,509
Due to affiliate	62,988
Total aggregate indebtedness	$ 110,497
Ratio of aggregate indebtedness to net capital	.32 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

FAMILY MANAGEMENT SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2008

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of
Family Management Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Family Management Securities, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Fulvio & Associates, L.L.P.

New York, New York
February 24, 2009